

Brian Mandelin · 3rd

co-founder & coo at washbnb

Milwaukee, Wisconsin, United States · Contact info

6 connections

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washbnb

Experience

co-founder & coo
washbnb
Feb 2020 – Present · 1 yr 4 mos

Bartender
Levy Restaurants · Part-time
Sep 2015 – Present · 5 yrs 9 mos
Milwaukee, Wisconsin, United States

Operations Manager
Noble Valley Farms LLC · Full-time
Sep 2011 – Present · 9 yrs 9 mos
Hartford, Wisconsin, United States

Bar Manager
Delaware North · Part-time
Jun 2009 – Present · 12 yrs
Milwaukee, Wisconsin, United States

Interests

Noble Valley Farms LLC
6 followers

Delaware North
69,506 followers

Levy Restaurants
47,529 followers

washbnb
129 followers